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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            Price Enterprises, Inc.
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                                (Name of Issuer)

             8 3/4% Series A Cumulative Redeemable Preferred Stock
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                         (Title of Class of Securities)

                                   741444 301
          -----------------------------------------------------------
                                 (CUSIP Number)
Kathleen M. Hillan 4649 Morena Blvd. San Diego, CA 92117
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(Name, Address and Telephone of Person Authorized to Receive Notice and
Communications) (619) 581-4889

                                  August 17, 1998
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP Number 741444 301
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Robert E. Price
  ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                       (b) /X/

3 SEC USE ONLY

4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(E)                                                   / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S. Citizen

                      7 SOLE VOTING POWER
     NUMBER OF          See Attached
      SHARES
    BENEFICIALLY      8 SHARED VOTING POWER
     OWNED BY           See Attached
  REPORTING PERSON
       WITH           9 SOLE DISPOSITIVE POWER
                        See Attached

                     10 SHARED DISPOSITIVE POWER
                        See Attached

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,712,198

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                              / /

   See attached

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4,712,198
   ---------- = 19.8%
   23,758,282

14 TYPE OF REPORTING PERSON*
   IN

Number of Shares Beneficially Owned by Each Reporting Person with

7) Sole Voting Power

   5,112       By Robert Price as Custodian for His Minor Children (UGMA-CA)

8) Shared Voting Power

   1,281,736   By Robert Price as Co-Trustee of Robert & Allison Price


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                Trust 1/10/75
    90,270      By Robert Price as Co-Trustee of a Trust for Benefit of His
                Minor Children
2,055,080       By Robert Price as a Director of the Price Family Charitable
                Fund
1,250,000       By Robert Price as Co-Trustee for the  Robert & Allison Price
                Charitable Remainder Trust
30,000          By Robert Price as Co-Trustee of the Marion Brodie Charitable
                Remainder Trust III
---------
4,707,086       TOTAL


 9)  Sole Dispositive Power

    5,112       By Robert Price as Custodian for His Minor Children (UGMA-CA)

10)  Shared Dispositive Power


1,281,736       By Robert Price as Co-Trustee of Robert & Allison Price Trust
                1/10/75
   90,270       By Robert Price as Co-Trustee of a Trust for Benefit of His
                Minor Children
2,055,080       By Robert Price as director of the Price Family Charitable
                Fund
1,250,000       By Robert Price as Co-Trustee for the  Robert & Allison Price
                Charitable Remainder Trust
30,000          By Robert Price as Co-Trustee of the Marion Brodie Charitable
                Remainder Trust III
---------
4,707,086       TOTAL


12) Exclusion of shares.

    The reporting person disclaims beneficial ownership of the following shares:

        2,055,080 held by Price Family Charitable Fund

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D


1.      SECURITY AND ISSUER

        Price Enterprises, Inc.
        8 3/4% Series A Cumulative Redeemable Preferred Stock
        Kathleen M. Hillan, Senior V.P.-Finance
        4649 Morena Blvd.
        San Diego, CA 92117

2.      IDENTITY AND BACKGROUND

        a)      Robert E. Price
        b)      4649 Morena Blvd.
                San Diego, CA 92117
        c)      President and Chief Executive Officer
                of Price Enterprises, Inc.
        d)      None
        e)      None
        f)      U.S. Citizen

3.      SOURCE AND AMOUNT OF FUNDS

        All shares disclosed herein, other than the 30,000 shares of 8 3/4% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") owned by the Marion Brodie Charitable Remainder Trust III, were received by the individuals and entities listed in Item 5 pursuant to a pro rata distribution by Price Enterprises, Inc. of one share of Series A Preferred Stock for each share of common stock held by its stockholders of record on July 30, 1998 (the "Distribution"). The Marion Brodie Charitable Remainder Trust III purchased 30,000 shares of Series A Preferred Stock on August 21, 1998 at a price of $14.75 per share. The Marion Brodie Charitable Remainder Trust III used an aggregate of $442,500 of cash held in the trust to make this purchase.


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4.      PURPOSE OF TRANSACTION

        All shares disclosed herein, other than the 30,000 shares of Series A Preferred Stock owned by the Marion Brodie Charitable Remainder Trust III, were received by the individuals and entities listed in Item 5 pursuant to the Distribution and are being held for investment purposes only. In addition, the acquisition of 30,000 shares of Series A Preferred Stock by the Marion Brodie Charitable Remainder Trust III was for investment purposes only.

5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (4,712,198 or 19.8%) is held as follows:

                - 1,281,736 shares by Robert Price as Co-Trustee of Robert &
                  Allison Price Trust 1/10/75

                - 90,270 shares by Robert Price as Co-Trustee of a Trust for
                  Benefit of His Minor Children

                - 5,112 shares by Robert Price as Custodian for His Minor
                  Children (UGMA-CA)

                - 2,055,080 shares by Robert Price as a Director of the
                  Price Family Charitable Fund.

                - 1,250,000 Robert & Allison Charitable Remainder Trust

                - 30,000 shares by Robert Price as Co-Trustee of the Marion
                  Brodie Charitable Remainder Trust III

                These shares do not include the 7,159,590 shares (approximately 30.1%) of Price Enterprises Series A Preferred Stock beneficially owned by Sol Price, the father of Robert Price.

        b) The power to vote and the power to dispose of such shares is as follows:

                Sole power to vote or direct the vote:                     5,112

                Shared power to vote or direct the vote:               4,707,086

                Sole power to dispose or direct the disposition:           5,112

                Shared power to dispose or direct the disposition:     4,707,086

                Allison Price, who is the wife of Robert Price, is the Co-Trustee with Robert Price for each of the Robert & Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust and a trust established for the benefit of their three minor children. Under the terms of these trusts, the Co-Trustees must act jointly to vote or dispose of shares of stock owned by such trusts.

        c) On August 17, 1998, Robert Price, as Co-Trustee of the Robert & Allison Price Trust 1/10/75 received 1,281,736 shares of Series A Preferred Stock in the Distribution. On August 17, 1998, Robert Price, as Co-Trustee of a trust for the benefit of his three minor children, received 90,270 shares of Series A Preferred stock in the Distribution. On August 17, 1998, Robert Price, as Custodian for his Minor Children (UGMA-CA), received 5,112, shares of Series A Preferred Stock in the Distribution. On August 17, 1998, the Price Family Charitable Fund, of which Robert Price is a director, received 2,055,080 shares of Series A Preferred Stock in the Distribution. On August 17, 1998, Robert Price, as Co-Trustee of the Robert and Allison Price Charitable Remainder Trust, received 1,250,000 shares of Series A Preferred Stock in the Distribution.

                On August 21, 1998, the Marion Brodie Charitable Remainder Trust III, of which Robert Price is a Co-Trustee, purchased 30,000 shares of Series A Preferred Stock in the open market at a price of $14.75 per share.
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        d)      N/A
        e)      N/A

6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        For information regarding shares of Price Enterprises Common Stock beneficially owned by Robert Price, see the separate Schedule 13D, as amended from time to time, regarding such ownership.

7.      EXHIBITS

        N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify, that the information set forth in this statement is true, complete and correct.


August 26, 1998                 /s/ Robert E. Price
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Date                            Robert E. Price